Troutman Sanders llp
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Larry W. Shackelford	Direct Dial: (404) 885-3926
larry.shackelford@troutmansanders.com	Direct Fax: (404) 962-6548
October 31, 2008
Mr. Matt McNair
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Home Federal Holdings Corporation
Amendment No. 1 to the Registration Statement on Form S-1
Filed September 4, 2008
File No. 333-151561
Dear Mr. McNair:
     On behalf of Home Federal Holdings Corporation (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated September 9, 2008 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Registration Statement on Form S-1, as amended by Amendment No. 1 to Form S-1 (collectively, the “Form S-1”). Along with this letter, we are transmitting, for filing, Amendment No. 2 to the Form S-1 (as amended, the “Amendment No. 2”).
     In addition to providing the Company’s responses to the comments contained in the Comment Letter, the Company has made certain other changes as reflected in the Form S-1 to update its disclosure.
     As a courtesy to the Staff, we are providing three paper copies of the Amendment No. 2 under separate cover, two of which have been marked to show the changes effected by the Amendment No. 2 in response to comments of the Staff. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.
     We respond to the specific comments of the Staff as follows:

Troutman Sanders llp
     ATTORNEYS AT LAW
          A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
October 31, 2008

Form S-1/A
General

1.	Please disclose whether the organizers, officers and directors engaging in the offering intend to rely on the safe harbor from the broker-dealer registration afforded by the Exchange Act Rule 3a4-1. Also, if reliance on Rule 3a4-1 is anticipated, please provide an analysis supporting reliance on the rule by the organizers, officers and directors.
Response:
The organizers, officers and directors engaging in the offering intend to rely on the safe harbor from the broker-dealer registration afforded by the Rule 3a4-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the prospectus has been revised on the cover page and on pages 4 and 18 to disclose this reliance.
Each of the organizers, officers and directors engaging in the offering is not subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act and has so represented to the Company in writing. No organizer, officer or director will be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. No organizer, officer or director is an associated person of a broker or dealer and each has so represented to the Company in writing. Each of the organizers, officers and directors meets the requirements of Exchange Act Rule 3a4-1(a)4(ii). Each organizer, officer or director primarily performs substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities, namely the duties and responsibilities of an organizer, officer or director, respectively, of the Company and/or its proposed principle subsidiary, Home Federal Bank, N.A. Any involvement in the offering is purely incidental to such persons’ status as an organizer, officer or director. No organizer, officer or director is or has within the last 12 months been a broker, dealer or associated person of a broker or dealer, and each has so represented to the Company in writing. Finally, no organizer, officer or director has participated in any previous offering of securities for the Company nor will be allowed to participate in selling an offering of securities for the Company within 12 months of the last sale of any security included in the Registration Statement other than in reliance on paragraph Exchange Act Rule 3a4-1(a)4(i) or (a)4(iii).
For these reasons, the Company believes that the limited role of the organizers, officers and directors in this offering complies with the requirements of Exchange Act Rule 3a4-1.

Troutman sanders llp
     ATTORNEYS AT LAW
          A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
October 31, 2008

2.	Refer to prior comment 3 to our letter dated June 24, 2008. Please disclose in the prospectus that Home Federal Bank, N.A. will not make subprime or low-documentation loans as part of its business strategy.
Response:
The prospectus has been revised to include a statement that Home Federal Bank, N.A. will not make subprime or low documentation loans as part of its business strategy.
Cover Page of Registration Statement
3.	Please revise the cover page of the registration statement to indicate by checkmark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Response:
The cover page of the registration statement has been revised to show that the Company is a smaller reporting company.
Risk Factors, page 8
4.	The preamble to the risk factors section suggests that you disclose some, but not all, of the risks facing the company. Either delete the sentence about facing other risks or expand the concept into a separate risk factor.
Response:
The prospectus has been revised to clarify that the risk factors section discloses all of the material risks facing the Company.
*      *      *      *      *
          In the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Troutman Sanders llp
     ATTORNEYS AT LAW
          A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
October 31, 2008

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope the foregoing information addresses the Staff’s comments regarding the Form S-1. If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.
Sincerely,
TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford
cc: Clyde McArthur